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	www.skadden.com	NEW YORK
PARTNERS		PALO ALTO
CHRISTOPHER W. BETTS		WASHINGTON, D.C.
WILL H. CAI ^		WILMINGTON
GEOFFREY CHAN *
CHI T. STEVE KWOK *		BEIJING
EDWARD H.P. LAM ♦*		BRUSSELS
HAIPING LI *		FRANKFURT
RORY MCALPINE ♦		LONDON
CLIVE W. ROUGH ♦		MOSCOW
JONATHAN B. STONE *		MUNICH
^ (ALSO ADMITTED IN CALIFORNIA)		PARIS
♦ (ALSO ADMITTED IN ENGLAND & WALES)	November 6, 2017	SÃO PAULO
* (ALSO ADMITTED IN NEW YORK)		SEOUL
SHANGHAI
REGISTERED FOREIGN LAWYERS		SINGAPORE
Z. JULIE GAO (CALIFORNIA)		TOKYO
BRADLEY A. KLEIN (ILLINOIS)		TORONTO

H. Stephen Kim

Robert Klein

David Lin

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:                             LexinFintech Holdings Ltd.
Amendment No. 3 to
Draft Registration Statement on Form F-1
Submitted on October 18, 2017
CIK No.0001708259

Dear Mr. Kim, Mr. Klein and Mr. Lin:

On behalf of our client, LexinFintech Holdings Ltd., a foreign private issuer organized under the laws of the Cayman Islands (the “Company”), we submit to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated November 2, 2017. Concurrently with the submission of this letter, the Company is submitting a revised draft registration statement on Form F-1 (the “Revised Draft Registration Statement”) via EDGAR to the Commission for confidential non-public review pursuant to the Jumpstart Our Business Startups Act.

The Company respectfully advises the Staff that it plans to publicly file the registration statement on Form F-1 promptly after substantially addressing all the comments from the Staff, and would greatly appreciate the Staff’s continuing support and assistance.

To facilitate the Staff’s review, we have separately delivered to the Staff today five courtesy copies of the Revised Draft Registration Statement, marked to show changes to the draft registration statement confidentially submitted to the Commission on October 18, 2017.

The Staff’s comments are repeated below in bold and are followed by the Company’s responses. We have included page references in the Revised Draft Registration Statement where the language addressing a particular comment appears. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Revised Draft Registration Statement.

Business

Our Loan Products

Installment purchase loans, page 138

1.                                      We note your response to comment 2 stating that installment purchase loans are funded by both investors on Juzi Licai and various institutional funding partners in your direct lending programs. Please revise your disclosures on page 140 to clarify that loans funded by institutional funding partners in your direct lending programs can be either on- or off-balance sheet loans. In addition, for installment purchase loans that are funded by institutional funding partners in your direct lending programs and are deemed to be off-balance sheet loans, tell us and disclose how you determined the units of accounting including the related direct online sale and how you allocated the arrangement consideration to the units along with the related revenue recognition.

In response to the Staff’s comment, the Company has revised the disclosure on pages 144 and 145 of the Revised Draft Registration Statement to clarify that the loans funded by institutional funding partners under the Company’s direct lending programs include both on- and off- balance sheet loans.

In response to the Staff’s comment regarding the Company’s determination of the units of accounting and allocation of the arrangement consideration to the units for the installment purchase loans that are funded by institutional funding partners in the direct lending programs and are deemed to be off-balance sheet loans, the Company respectfully advises the Staff that it considers its online direct sales transactions as sales of products to customers with extended payment terms. Such online direct sales transactions are completed when the products are delivered, titles are passed to customers and the instalment purchase loans are originated. The Company recognizes the online direct sales revenues and related financing receivables due from customers at present value of the contractual cash flows. The Company believes that the online direct sales are within the scope of ASC 605 Revenue Recognition and are considered as one single unit of accounting. Upon completion of the online direct sales transactions, it is still uncertain whether the installment purchase loans generated will subsequently be matched to funding sources where the Group is not considered as a primary obligor in the lending relationship and the financing receivables generated from such installment purchase loans will be extinguished.

Separately, the Company identifies suitable funding sources to finance these installment purchase loans. If the installment purchase loans are matched with institutional funding partners where the Company is not considered as the primary obligor in the lending relationships, i.e., the off-balance sheet loans, the proceeds from the institutional funding partners will be fully used to settle the existing financing receivables the Company generated from the installment purchase loans. Upon successful matching of the installment purchase loans with institutional funding partners, the Company is entitled to loan facilitation and servicing fees from customers. The Company has disclosed its assessment of determination of relevant units of accounting for the loan facilitation and services revenue and allocation of the arrangement consideration among the units on pages F-22 and F-83 of the Revised Draft Registration Statement.

The Company has revised the disclosure on pages F-21 and F-82 of the Revised Draft Registration Statement to clarify its revenue recognition policy.

Notes to Unaudited Interim Condensed Consolidated Financial Statements

Note 14 — Net (Loss) / Income Per Share, page F-112

2.                                      Please tell us how you computed income allocated to participating preferred shares for the six months ended June 30, 2017 and 2016 and explain your basis for the allocation. In this regard, reference is made to the last paragraph on page F-109, which discloses that holders of Preferred Shares are entitled to dividends prior and in preference to common stock. As part of your response, address the following:

•                 Revise your disclosures to clarify whether the preferred shares are cumulative or noncumulative, as well as any other substantive terms that are associated with the preferred shares that impact the allocation of income to those preferred shares.

The Company respectfully advises the Staff that dividends on the Company’s preferred shares are non-cumulative. In response to the Staff’s comment, the Company has revised the disclosures related to the dividend rights of the preferred shares issued on pages F-50 and F-109 and F-110 of the Revised Draft Registration Statement.

•                 Explain how the convertible preferred share dividend rights were considered and calculated in the allocation to the participating preferred shares.

The Company respectfully advises the Staff that the Company considered the following factors in the allocation to the participating preferred securities for the six months ended June 30, 2016 and 2017:

The Company’s basic net income per share for the six months ended June 30, 2017 is computed by dividing net income attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the period using the two-class method. Under the two-class method, net income attributable to ordinary shareholders is adjusted to reflect the effect of preferred shares redemption value accretion and the allocation of any remaining amount of net income attributable to participating preferred securities as defined under ASC 260-10-20. However, the net income available for allocation to participating securities for the six months ended June 30, 2017 after reflecting the accretion of preferred shares redemption value is less than the amount of 8% non-cumulative preferential dividend, calculated on a pro-rata basis for interim periods, that the preferred shareholders would be entitled to during the period, in priority to any dividends being able to be paid to ordinary shareholders. Accordingly, if all of the remaining amount of net income, after reflecting the accretion of preferred shares redemption value, were to be distributed, all of it would be distributed to the preferred shareholders. However, as the dividend rights are non-cumulative, the Company did not charge the full amount of the 8% dividend, calculated on a pro-rata basis for interim periods, to generate a net loss attributable to ordinary shareholders. The as-if distributed preferential dividend entitled by preferred shareholders was presented as “Income allocation to participating preferred shares” on the unaudited interim condensed consolidated statements of operations.

The Company was in a loss position for the six months ended June 30, 2016. Considering the participating securities are not obligated to share in the losses based on their contractual rights, net loss was not allocated to participating securities when computing basic net loss per share during the period. However, accretion of preferred shares redemption value was reflected as an additional charge against income attributable to ordinary shareholders, consistent with Staff Accounting Bulletin Topic 3-C.

In addition, as disclosed in Note 15 on page F-53 and Note 13 on page F-112, in connection with the repurchase of Series B-2 Preferred Shares of the Company from one preferred shareholder in May 2016, the difference of the repurchase price and the carrying amount of the repurchased preferred shares was accounted for as deemed dividend to the preferred shareholder and reflected as an adjustment to income available to common shareholders.

•                 Provide us with the reference to the authoritative literature that supports your accounting treatment and presentation.

The Company respectfully advises the Staff that the Company has considered ASC 260-10-45-11, ASC 260-10-45-60 to 45-60B, and ASC 260-10-45-67 for the accounting treatment and presentation of the basic net (loss)/income per share.

*              *              *

If you have any questions regarding the Revised Draft Registration Statement, please contact the undersigned by phone at +852-3740-4863 or via e-mail at julie.gao@skadden.com or Geoffrey Wang, the audit engagement partner at PricewaterhouseCoopers Zhong Tian LLP, by telephone at +86 10-6533-2928 or via email at geoffrey.wang@cn.pwc.com. PricewaterhouseCoopers Zhong Tian LLP is the independent registered public accounting firm of the Company.

Very truly yours,

/s/ Z. Julie Gao
Z. Julie Gao

Enclosures

cc:                                Jay Wenjie Xiao, Chief Executive Officer, LexinFintech Holdings Ltd.

Craig Yan Zeng, Chief Financial Officer, LexinFintech Holdings Ltd.

Will H. Cai, Esq., Partner, Skadden, Arps, Slate, Meagher & Flom LLP

Geoffrey Wang, Partner, PricewaterhouseCoopers Zhong Tian LLP

Matthew D. Bersani, Esq., Shearman & Sterling LLP